SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 7

to

SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

IMPERIAL SUGAR COMPANY
(Name of Subject Company)

IMPERIAL SUGAR COMPANY
(Name of Person(s) Filing Statement)

Common Stock, without par value
(Title of Class of Securities)

453096208
(CUSIP Number of Class of Securities)

Louis T. Bolognini
Senior Vice President and General Counsel
Imperial Sugar Company
8016 Highway 90-A, P.O. Box 9
Sugar Land, Texas 77487-0009
(281) 491-9181
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven J. Williams
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

            This Amendment No. 7 to the Schedule 14D-9 (“Amendment No. 7”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 20, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on May 11, 2012 (as amended, the “Schedule 14D-9”), by Imperial Sugar Company, a Texas corporation (the “Company” or “Imperial Sugar”), as amended by Amendment No. 1 to the Schedule 14D-9 filed on May 16, 2012, as further amended by Amendment No. 2 to the Schedule 14D-9 filed on May 29, 2012, as further amended by Amendment No. 3 to the Schedule 14D-9 filed on June 4, 2012, as further amended by Amendment No. 4 to the Schedule 14D-9 filed on June 11, 2012, as further amended by Amendment No. 5 to the Schedule 14D-9 filed on June 18, 2012, and as further amended by Amendment No. 6 to the Schedule 14D-9 filed on June 19, 2012. The Schedule 14D-9 relates to the tender offer (the “Offer”) by Louis Dreyfus Commodities Subsidiary Inc., a Texas corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of LD Commodities Sugar Holdings LLC, a Delaware limited liability company (“Parent”), to purchase all of Imperial Sugar’s outstanding common stock, without par value (which includes any of the Company’s common stock subject to vesting conditions (such shares, the “Restricted Shares”)), and any rights associated with the Company’s common stock issued pursuant to the Rights Agreement (as defined in the Schedule 14D-9) (together with the Company’s common stock, the “Common Shares”), for $6.35 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in Offeror’s Offer to Purchase dated May 11, 2012 (as amended or supplemented from time to time) and in the related Letter of Transmittal for Common Shares and Letter of Transmittal for Restricted Shares (as each is amended or supplemented from time to time), copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(C) to the Schedule 14D-9, respectively. All of the limited liability company interests in Parent are owned, directly or indirectly, by Louis Dreyfus Commodities LLC (“LDC”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), which was filed by Offeror with the SEC on May 11, 2012.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 7 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.  Capitalized terms used herein and not defined shall have the meaning ascribed to such terms in the Schedule 14D-9.

Item 8.            ADDITIONAL INFORMATION TO BE FURNISHED

1.     Item 8, Additional Information To Be Furnished, of the Schedule 14D-9 is hereby amended and supplemented by adding new paragraph (n), “Expiration of Tender Offer,” after the end of paragraph (m), as follows:

“(n)           Expiration of Tender Offer

“The tender offer expired at 5:00 p.m., New York City time, on Tuesday, June 19, 2012.  According to the final report of the Depositary for the Offer, as of the expiration of the tender offer, a total of 8,779,903 Shares were validly tendered and not withdrawn prior to the expiration of the Offer, including 369,848 Shares delivered pursuant to the guaranteed delivery procedures.  The aggregate number of Shares validly tendered and not properly withdrawn pursuant to the Offer exceeds the Minimum Condition and, accordingly, Offeror accepted for payment all such shares in accordance with the terms of the Tender Offer and will promptly pay for such shares in accordance with the terms of the Tender Offer.

Offeror will promptly exercise the Top-Up Option to purchase additional Shares from the Company, which will allow the Offeror to complete and close the Merger and acquisition of Imperial Sugar without shareholder approval. LDC expects to complete the Merger immediately thereafter, at which time Imperial Sugar will become an indirect wholly owned subsidiary of LDC. In connection with the consummation of the Merger, all outstanding Shares, other than shares held by LDC, Parent and Merger Sub or by Imperial Sugar’s shareholders who are entitled to and properly exercise appraisal rights under the TBOC, will be canceled and converted into the right to receive cash equal to the $6.35 offer price per share, net in cash, without interest, less any applicable withholding taxes. In addition, upon completion of the Merger, the Shares will cease to be traded on the NASDAQ.

On June 20, 2012, LDC and the Company issued a joint press release announcing the successful completion of the Offer. The full text of the press release is set forth as Exhibit (a)(1)(L), and is incorporated by reference herein.”

ITEM 9.         EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(L)
Joint Press Release issued by Louis Dreyfus Commodities LLC and Imperial Sugar Company, dated June 20, 2012, incorporated by reference to Exhibit (a)(1)( xii) to Amendment No. 7 to the Schedule TO filed with the SEC by Parent and Offeror on June 20, 2012.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

IMPERIAL SUGAR COMPANY

By:	/s/ H.P. Mechler
Name: H.P. Mechler
Title: Senior Vice President & Chief Financial Officer

Dated: June 20, 2012